UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements as of and for the Years Ended

December 31, 2009 and 2008,

Supplemental Schedule as of December 31, 2009,

and Reports of Independent Registered Public Accounting Firms

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

School Specialty, Inc. 401(k) Plan

Greenville, Wisconsin

We have audited the accompanying statement of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by other auditors whose report dated June 24, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the School Specialty, Inc. 401(k) Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SCHENCK SC

Green Bay, Wisconsin
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

School Specialty, Inc. 401(k) Plan

Greenville, Wisconsin

We have audited the accompanying statement of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 24, 2009

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments, at fair market value:
Mutual funds	$53,615,322	$40,412,909
Guaranteed account	19,855,916	19,696,301
School Specialty, Inc. common stock	849,111	621,622
Participant loans	1,344,799	1,219,993

Total investments	75,665,148	61,950,825

Receivables:
Employer contribution	—	2,874,213
Participants’ contributions	—	224,505

Total receivables	—	3,098,718

Total assets	75,665,148	65,049,543

LIABILITIES:
Payables	130,674	595,273

Total liabilities	130,674	595,273

NET ASSETS AVAILABLE FOR BENEFITS	$75,534,474	$64,454,270

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

CONTRIBUTIONS:
Participants’	$7,068,790	$8,303,464
Employer	—	2,874,213
Rollovers	452,363	137,265

Total contributions	7,521,153	11,314,942

INVESTMENT INCOME:
Interest	697,605	776,630
Net appreciation/(depreciation) in fair value of investments	11,547,426	(23,991,936)

Net investment income /(loss)	12,245,031	(23,215,306)

DEDUCTIONS:
Benefits paid to participants	8,647,424	8,650,457
Administrative expenses	38,556	40,744

Total deductions	8,685,980	8,691,201

NET INCREASE/(DECREASE)	11,080,204	(20,591,565)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	64,454,270	85,045,835

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$75,534,474	$64,454,270

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. Prudential Retirement, a division of Prudential Financial (Prudential), is the recordkeeper for the Plan; Prudential Bank & Trust, FSB, a wholly-owned subsidiary of Prudential, is the trustee; and Prudential Retirement Insurance and Annuity Company (PRIAC), a wholly-owned subsidiary of Prudential, is the custodian. Collectively, Prudential is the recordkeeper, trustee, and custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility – An employee becomes eligible to participate in the Plan on the first of the month following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contribution (if applicable) and plan earnings (losses). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Contributions – Participants may contribute to the Plan up to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions – The Company may contribute matching contributions on an annual basis. The employer matching contribution percentage is 50% of up to 6% of the participant’s eligible gross annual wages contributed by the participant. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. The Company’s gross contribution for the 2009 plan year was zero as the Company amended the plan effective January 22, 2009, retroactive to January 1, 2009 electing not to make the Company matching contribution. The Company still has the ability to make discretionary contributions at the option of the Board of Directors. The Company’s contribution for the 2008 plan year was $2,874,213. There were no discretionary contributions in 2009 or 2008.

Rollovers – The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other qualified retirement plans.

Vesting – Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures – Forfeitures are used to reduce the amount of employer contribution or to pay plan expenses.

Participant Loans – Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 3.25% to 9.00% as of December 31, 2009 and ranging from 4.00% to 9.00% as of December 31, 2008, which are commensurate with local prevailing rates at the time of the loan as determined by Prudential. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits – Payment of benefits is to be made upon death, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts. Benefits are recorded as deductions when paid.

Investment Options – Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of registered investment company mutual funds, along with a Prudential guaranteed account and Company stock. Plan Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments – The Plan’s investments, other than participant loans and the guaranteed account, are stated at fair value. The Plan’s investments in registered investment company mutual funds are valued at fair value as determined by references to quoted market prices. Investment in the guaranteed account is valued at contract value which is not materially different than fair value as further described in Note 4. School Specialty, Inc. common stock is stated at fair value as determined by reference to quoted market prices. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties – The Plan provides for investments in a guaranteed account, registered investment company mutual funds, and the Company’s common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participant account balances and the amounts reported in the financial statements.

Payables – Payables represents distributions payable and excess contributions payable to participants. Distributions payable represents amounts participants requested to have withdrawn in the current year but did not receive the payment until the following year. Excess contributions payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses – The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New Accounting Pronouncement –As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or “Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative pronouncements in the financial statements.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (FSP 157-4), was issued and later codified in ASC Topic 820, Fair Value Measurements and Disclosures, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of investments.

Subsequent Event – The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued.

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Guaranteed account:
Prudential Guaranteed Income Fund*	$19,855,916	$19,696,301

Mutual funds:
Van Kampen Equity and Income Fund	10,606,334	9,882,976
Eaton Vance Large Cap Growth Fund	7,169,279	5,586,055
American Funds Growth Fund of America	5,926,453	3,788,939
American Funds Capital World Growth and Income Fund	4,810,368	3,668,308
Alger Small Cap Growth Institutional Fund	4,165,909	—
PIMCO Total Return	3,842,181	—

*	Represents a party-in-interest.

During the years ended December 31, 2009 and 2008, the Plan’s investments, including investments bought, sold and held during that period, appreciated/(depreciated) in value as follows:

	2009	2008

Net appreciation/(depreciation) in fair market value investments:
Mutual funds	$11,400,227	$(23,477,027)
School Specialty, Inc. common stock	147,199	(514,911)

Total net appreciation/(depreciation)	$11,547,426	$(23,991,938)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. Under the contract between the Plan and the Trustee, participants may direct the withdrawal or transfer of all or a portion of their account balance in the guaranteed fund at contract value. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable, even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the Company provides notice to discontinue. The contract’s operation is different than many other group annuity products by virtue of the fact that a fair value adjustment does not apply upon discontinuance of the contract. Based on these provisions, the contract is considered to be benefit responsive and as of December 31, 2009 and 2008, Plan management believes that contract value is not materially different than fair value.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2009 and 2008 was 2.95% and 3.70%, respectively. The average yield during 2009 and 2008 was 2.95% and 3.70%, respectively. The minimum crediting rate under the contract is 1.50%.

5.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements in financial statements. Effective January 1, 2008, the Company adopted provisions of ASC 820 with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis. The partial adoption of ASC 820 did not have a material impact on the Company’s financial statements. Effective beginning January 1, 2009, the Company adopted the provisions of ASC 820 with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, which unobservable inputs reflect the Company’s market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

•	Level 1 - Quoted prices in active markets for identical assets and liabilities.

•

Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

Promissory notes: Valued at amortized cost, which approximates fair value.

Guaranteed income fund: Valued at the contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with the other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Trust investment assets at fair value, as of December 31, 2009. As required by FASB ASC Topic 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Other - School Specialty, Inc. Stock	$849,111	$—	$—	$849,111

Mutual Funds:
Large-cap stock	28,290,627	—	—	28,290,627
Global/Intermediate stock	8,422,362	—	—	8,422,362
Small-cap stock	7,353,365	—	—	7,353,365
Mid-cap stock	5,706,787	—	—	5,706,787
Fixed income	3,842,181	—	—	3,842,181

Total mutual funds	53,615,322	—	—	53,615,322

Participant loans	—	1,344,799		1,344,799

Guaranteed income fund			19,855,916	19,855,916

Total	$54,464,433	$1,344,799	$19,855,916	$75,665,148

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Other - School Specialty, Inc. Stock	$621,622	$—	$—	$621,622
Mutual Funds	40,412,909	—	—	40,412,909
Participant loans	—	1,219,993	—	1,219,993
Guaranteed income fund	—	—	19,696,301	19,696,301

Total	$41,034,531	$1,219,993	$19,696,301	$61,950,825

Total Trust investment assets at fair value classified within Level 3 were $19,855,916 and $19,696,301, as of December 31, 2009 and December 31, 2008, respectively, which consists of the Trust’s guaranteed income fund. Such amounts were 26% and 32% of the “Total investment assets” on the Trust’s statements of net assets available for benefits at fair value as of December 31, 2009 and December 31, 2008, respectively.

As required by FASB ASC Topic 820, the following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Guaranteed Income Fund
	2009	2008
Beginning Balance, January 1,	$19,696,301	$17,425,587
Included in earnings (or changes in net assets)	627,151	690,774
Purchases, issuances, sales, and settlements, net	(467,535)	1,579,940

Ending Balance, December 31,	$19,855,917	$19,696,301

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2009 and 2008, the Plan owned 36,287 and 32,512 shares of School Specialty, Inc. common stock, respectively, with a cost basis of $1,051,165 and $1,029,773, respectively. There were no dividends paid by School Specialty, Inc. on common shares outstanding during 2009 or 2008.

The Plan has a guaranteed income account with PRIAC, the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

7.	INCOME TAX STATUS

The Plan previously obtained a favorable determination letter dated September 24, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination, most recently effective January 1, 2009. A new determination letter has been requested but not yet received from the Internal Revenue Service. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2009	2008

Benefits paid to participants per the financial statements	$8,647,424	$8,650,457

Less: Deemed distributions of participant loans (presented separately on Form 5500)	(205,610)	(119,687)
Amounts allocated to withdrawing participants at beginning of year	—	(21,773)

Benefits paid to participants per the Form 5500	$8,441,814	$8,508,997

10.	SUBSEQUENT EVENTS

The Company has determined that a partial termination of the Plan has occurred as of April 2010 in conjunction with announced employer-initiated terminations. Beginning December 5, 2008, a series of employer-initiated events has caused the Plan to reach the partial termination threshold in 2010. The accounts of affected participants in which Company contributions were forfeited will be restored and the amount has not yet been determined. As of December 31, 2009, the Plan is not considered to be partially terminated.

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2009

Employer Identification Number: 39-0971239

Plan Number: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	MUTUAL FUNDS:
	Van Kampen Equity and Income Fund	Mutual fund - Large Cap Value	$10,606,334
	Eaton Vance Large Cap Growth Fund	Mutual fund - Large Cap Growth	7,169,279
	American Funds Growth Fund of America	Mutual fund - Large Cap Growth	5,926,453
	American Funds Capital World Growth and Income Fund	Mutual fund - International Blend	4,810,368
	Alger Small Cap Growth Institutional Fund	Mutual fund - Small Cap Growth	4,165,909
	PIMCO Total Return Fund	Mutual fund - Intermediate Bond	3,842,181
	Jennison Mid Cap Growth Fund	Mutual fund - Mid Cap Growth	3,643,223
	JP Morgan International Value Fund	Mutual fund - Foreign Large Value	3,611,994
	Dryden Stock Index Fund	Mutual fund - S&P 500 Index	3,324,655
	DWS Dreman Small Cap Value Fund	Mutual fund - Small Cap Value	2,651,906
	Goldman Sachs Mid Cap Value Fund	Mutual fund - Mid Cap Value	1,800,652
	Victory Diversified Stock Fund	Mutual fund - Large Cap Blend	1,263,906
	Dreyfus Small Cap Index Fund	Mutual fund - S&P Small Cap 600 Index	535,550
	Dreyfus Mid Cap Index Fund	Mutual fund - S&P Mid Cap 400 Index	262,912

	OTHER ASSETS:
*	Prudential Guaranteed Income Fund	Guaranteed investment contracts	19,855,916
*	School Specialty, Inc. Common Stock	Common Stock - 36,287 Shares	849,111
*	Participant loans	Interest at 3.25% to 9.00%, maturing through 2028	1,344,799

	ASSETS (HELD AT END OF YEAR)		$75,665,148

*	Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC. 401(k) PLAN

Date: June 29, 2010	/s/ Rachel McKinney
Rachel McKinney, School Specialty, Inc.
Executive Vice President and Chief Human Resources Officer

Date: June 29, 2010	/s/ David N. Vander Ploeg
David N. Vander Ploeg, School Specialty, Inc.
Chief Financial Officer and Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm